

May 13, 2014

<u>Via E-mail</u>
Boris Podolsky
Chief Executive Officer
CTC Media, Inc.
31A Leningradsky Prospekt
125284 Moscow, Russia

      Re: CTC Media, Inc.
             Form 10-K for the fiscal year ended December 31, 2013
             Filed March 06, 2014
             File No. 000-52003

Dear Mr. Podolsky:

      We have reviewed your filing and have the following comments. Please comply with the comments in future filings, confirm in writing that you will do so, and explain to us how you intend to comply.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement filed on April 30, 2014 and incorporated into Part III of Form 10-K</u>

<u>Compensation Discussion & Analysis, page 33</u>

<u>Annual Performance-Based Cash Bonuses, page 35</u>

1.   We note the annual performance-based cash bonuses are tied in part to achievement of specific performance objectives. Please disclose the performance targets or objectives, the achievement with respect to these targets or objectives, and how the achievement translated into the amounts paid.

<u>2013 Equity Incentive Plan—Restricted Share Unit Awards, page 37</u>

2.   Please disclose the performance objectives applicable to the awards, your achievement with respect to these objectives, and how your achievement translated into the amounts awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Timothy J. Corbett, Esq.
        WilmerHale